SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution for Cancellation of Treasury Shares

On April 21, 2023, the board of directors of Woori Financial Group Inc.(“Woori Financial Group”) resolved to cancel 8,503,401 shares of its common stock, which Woori Financial Group plans to acquire as treasury shares pursuant to the announcement of Form 6-K titled “Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares” on April 21, 2023. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	8,503,401 shares
	Other Shares	—
Total Number of Shares Issued	Common Shares	728,060,549 shares
	Other Shares	—
Par Value per Share		KRW 5,000
Estimated Amount of Shares to be Cancelled		KRW 100,000,000,000
Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	April 24, 2023
	To	October 24, 2023
Method of Acquisition of Shares to be Cancelled		Others
Scheduled Date of Cancellation		To be determined

Other Considerations :

•	Legal basis for the cancellation of treasury shares : Article 343-1 of the Korean Commercial Code

•

The cancellation of these shares constitutes the cancellation of treasury shares acquired within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of Woori Financial Group while the total number of shares issued will decrease.

•

The above “Type and Number of Shares to be Cancelled” and “Estimated Amount of Shares to be Cancelled” are calculated based on the closing price of the common shares of Woori Financial Group as of April 20, 2023(one day prior to the date of the resolution of the board of directors). The actual number of shares to be cancelled is subject to change depending on fluctuations in share price.

•

Woori Financial Group plans to cancel all of the treasury shares acquired through the completion of the acquisition of the treasury shares through the trust agreement with Korea Investment & Securities Co., Ltd. For detailed information regarding the acquisition of the treasury shares through the trust agreement, please refer to the Form 6-K titled “Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares” of Woori Financial Group announced on April 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)
Date: April 21, 2023
	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President